Filed by John Bean Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

John Bean Technologies Corporation

(Commission File No.: 001-34036)

Marel hf.

TRANSCRIPT

05 - 02 - 2024

John Bean Technologies Corporation

Q1 2024 Earnings Conference Call

TOTAL PAGES: 13

John Bean Technologies Corporation

Q1 2024 Earnings Conference Call

CORPORATE SPEAKERS:

Kedric Meredith

JBT Corporation; Vice President of Corporate Development and Investor Relations

Brian Deck

JBT Corporation; Chief Executive Officer

Matthew Meister

JBT Corporation; Chief Financial Officer

PARTICIPANTS:

Joseph Grabowski

Robert W. Baird & Company; Analyst

Walter Liptak

Seaport Global; Analyst

PRESENTATION:

Operator^ Good morning. And welcome to JBT Corporation’s First Quarter 2024 Earnings Conference Call. (Operator Instructions)

I will now turn the call over to JBT’s Vice President of Corporate Development and Investor Relations, Kedric Meredith, to begin today’s conference.

Kedric, you may begin.

Kedric Meredith^ Thank you. Good morning, everyone. And welcome to our first quarter 2024 conference call.

With me on the call is our Chief Executive Officer, Brian Deck; and Chief Financial Officer, Matt Meister.

In today’s call we will use forward-looking statements that are subject to the safe harbor language in yesterday’s press release and 8-K filing.

JBT’s periodic SEC filings also contain information regarding risk factors that may have an impact on our results.

John Bean Technologies Corporation

Q1 2024 Earnings Conference Call

These documents are available in the Investor Relations section of our website.

Also our discussion today includes references to certain non-GAAP measures.

A reconciliation of these measures to the most comparable GAAP measure can be found in the Investor Relations section of our website.

Now I’ll turn the call over to Brian.

Brian Deck^ Thanks, Kedric. And good morning, everyone. JBT’s first quarter, our seasonally lightest period, came in largely as expected. Consistent with previously outlined commentary, we continued to capture margin expansion with a 60 basis point increase in adjusted EBITDA margins compared with the prior year period.

As announced in our April 5th press release, we signed a definitive transaction agreement with Marel. The agreement, which was approved by both companies’ Board of Directors, reflects extensive collaboration between the teams. Based on our diligence, it confirms our belief in the industrial logic of the combination and value creation opportunities for customers, shareholders and other stakeholders. The agreement also represents a significant step forward in anticipation of the submittal of a voluntary takeover offer.

With that, I’ll turn the call over to Matt, who will walk you through our first quarter performance. Then I’ll speak about the anticipated recovery in the poultry market and provide greater detail about the progress we’ve made on the proposed merger with Marel. Matt?

Matthew Meister^ Thanks, Brian. And good morning.

For the first quarter, our revenue was $392 million, an increase of 1% year-over-year.

Our gross margin in the quarter of 35.8%, an improvement of 160 basis points, was driven primarily by the cost saving benefits of restructuring actions and continued progress on our supply chain initiatives.

John Bean Technologies Corporation

Q1 2024 Earnings Conference Call

Adjusted EBITDA of $57 million increased 6% year-over-year, and adjusted EBITDA margin increased 60 basis points to 14.6% as increases in incentive compensation and labor inflation partially offset the gross profit improvements we realized in the quarter.

From an operating perspective, we are pleased with our continued margin expansion.

As we have discussed, we believe that JBT’s greatest opportunity for margin improvement is from our supply chain initiatives.

In the first quarter alone, we realized savings of approximately $5 million in terms of direct, indirect and logistics spend.

Additionally, we have seen a significant and steady improvement in supplier on-time delivery driven by our actions to consolidate procurement activity with key suppliers. This has had a meaningful and positive effect on JBT’s production efficiency, allowing our businesses to further shift their resources to additional supply chain and manufacturing productivity projects.

First quarter adjusted EPS was $0.85 versus $0.61 in the prior year. EPS was positively impacted by our operational improvements, which added about $0.07 per share as well as $9 million of net interest expense improvement, which contributed about $0.22 per share. This was partially offset by a higher effective tax rate for the quarter, which included a discrete item of approximately $0.03 per share.

First quarter is generally our seasonally slowest free cash flow quarter, and our results in the first quarter reflect our preparation for revenue growth through the remainder of the year.

While we still have work to do on working capital management, we remained confident on our ability to achieve a free cash flow conversion rate in excess of 100% for the full year.

John Bean Technologies Corporation

Q1 2024 Earnings Conference Call

As of the end of the first quarter of 2024, we completed our multiyear restructuring program, recording total charges of $18 million. All-in, cumulative annual run rate savings are on track to be $18 million as we exit the quarter — second quarter of 2024.

Regarding our full year 2024 outlook, we are reiterating our guidance for adjusted EBITDA at $295 million to $310 million and adjusted EPS at $5.05 to $5.45, which at the midpoint represents 11% and 28% year-over-year growth, respectively.

We continue to expect organic revenue growth of 4% to 6%.

However, we did adjust the total revenue range to account for current expectations for foreign exchange translation.

Additionally, we have updated guidance for GAAP EPS to a range of $4.40 to $4.80 for the following items: First, we revised our expectations for M&A costs, which are now estimated to be $30 million to $35 million for the full year, excluding any transaction contingent fees.

Additionally, our updated forecast for net interest income of $2 million includes the impact of our new bridge credit facility secured as part of the expected tender offer for Marel.

Finally, in the second quarter, we are forecasting a discrete tax benefit of between $8 million to $9 million related to the successful implementation of internal tax planning actions.

With that, let me turn the call back to Brian.

Brian Deck^ Thanks, Matt.

Orders booked in the first quarter of 2024 reflected select market softness in North America.

Separately, we experienced some order timing issues in our AGV business, but as we have been saying, that market remains quite robust.

John Bean Technologies Corporation

Q1 2024 Earnings Conference Call

And while orders from the poultry industry in North America didn’t recover in the first quarter, the economics of that market have continued to improve. Corn input price costs have remained stable, while wholesale poultry pricing has increased due to more favorable supply-demand dynamics.

For example, the benchmark large bird deboned breast meat is now hovering around $2 per pound versus less than $1 just five months ago.

We are optimistic that the improved poultry industry economics will translate to orders during the second quarter. We are very encouraged by the expanding level of quote activity.

Specifically, we are seeing demand for midstream and downstream equipment, which we call secondary and further processing. Producers are looking to increase output and efficiency of their value-added processes to capture more margin dollars and address deferred investments.

Geographically, while orders softened year-over-year in North America, as discussed, inbound remained solid in Europe and Middle East posted a record quarter.

In terms of end markets, we enjoyed particular strength in fruit juice processing and convenience meals.

Let me switch gears and provide updates on the proposed merger with Marel.

As I mentioned earlier, the execution of the definitive transaction agreement was a major milestone in combining our two companies.

As outlined in the agreement, preserving Marel’s heritage and culture is important to advancing the combined business. And having the opportunity to work closer with Marel since the execution of the transaction agreement, I’m as confident as ever on the compelling industrial logic of the transaction including meaningful value creation opportunities.

John Bean Technologies Corporation

Q1 2024 Earnings Conference Call

We expect substantial revenue synergies such as cross-selling, enhanced service and an improved overall value proposition, which we continue to analyze and intend to communicate in connection with the offer launch. Regarding the cost synergies, we expect annual run rate benefits of more than $125 million within three years of transaction close and continue to explore for upside as we refine our work.

We anticipate approximately 45% of cost synergies will come from cost of goods sold and approximately 55% from operating expenses.

In terms of cost of goods sold, we expect to generate meaningful supply chain savings as the combined company consolidates and optimizes procurement, standardizes components through value-add, value engineering processes and expand best-cost country sourcing.

We also expect to leverage the combined production capacity and gain efficiencies across a broader footprint.

As it relates to OpEx, we expect to realize savings from cost overlaps including IT systems, public company costs, third-party contracts and certain back office resources.

Additionally, we will leverage the combined company’s R&D and selling and service resources to have a greater collective impact for the customer.

Since the announcement of the transaction agreement, JBT and Marel have made considerable progress on the conditions required to launch the offer.

In mid-April, we initiated the review process of offer document and prospectus with the Financial Supervisory Authority of Iceland, or the FSA.

In May, we expect to file the registration on Form S-4 with the SEC, which will contain a preliminary proxy statement and prospectus.

Subject to the approval of the required documents by the FSA, we expect to promptly launch the voluntary takeover offer.

John Bean Technologies Corporation

Q1 2024 Earnings Conference Call

At that point, we plan to host a joint transaction-specific investor call.

We have secured a fully committed bridge financing facility to guarantee funds for the takeover offer as required, and we’ll pursue a conventional long-term financing structure in connection with the closing of the transaction.

In terms of other work streams, we have filed antitrust notification documents in the U.S. and started comparable regulatory clearance work in other filing jurisdictions.

In early summer, we expect to commence the formal application for the secondary NASDAQ Iceland listing, and pending approval of the final S-4 by the SEC, we expect to hold JBT’s shareholder vote later in the summer.

While the overall transaction timetable remains primarily dependent on the regulatory clearance process, we continue to plan for our year-end close of the transaction.

As always, let me extend my sincere thanks to our teams around the globe that deliver exceptional service and solutions to our customers every day.

I would also like to extend my appreciation to our partners at Marel as we work together to advance the value-creating combination of our two great businesses.

With that, let’s take your questions.

Operator?

Operator^ (Operator Instructions) And your first question comes from the line of Mig Dobre with Robert W. Baird & Company.

Please go ahead.

Joseph Grabowski^ It’s Joe Grabowski on for Mig this morning.

John Bean Technologies Corporation

Q1 2024 Earnings Conference Call

So I wanted to start with your guidance, your organic sales guidance. Based on the 47%, 53% first half, second half split, that would seem to imply organic sales of about 1% in the first half and about 8% or 9% in the second half. Correct me if I’m not right on that.

But with orders down a little bit each of the last two quarters, I guess, what gives you the confidence that you’ll see the — that level of sales lift in the second half?

Brian Deck^ Sure. I’ll speak to that. This is Brian.

So first and foremost, we have a strong backlog going into the year-end as we sit here today.

So we do have visibility as to already what’s in the backlog and the delivery schedule for that.

Secondly, I’d also say that, as I mentioned on our call we do expect some improvements over the course of the next few quarters with respect to the poultry industry.

As you know that’s about 25% of our general market. So we do expect that to improve as we progress through the course of the year here.

So everything really played out as expected in Q1, so no need for us to change any gears. Everything is laying out as we expected with the slight modification of the FX translation.

Joseph Grabowski^ Okay. Great. And then maybe just drilling in on the North American poultry end market. The slide deck in the prepared remarks, you said you expected some orders to start flowing in the second quarter.

I guess maybe the level of visibility into those orders? And is there any risk that maybe they’re going to kind of slip into the second half of the year and maybe some of that revenue doesn’t get recognized until next year?

Brian Deck^ Well there’s certainly always that risk. But as I sit here today, we did — if we looked at the last couple of quarters, we were talking about a strong pipeline.

John Bean Technologies Corporation

Q1 2024 Earnings Conference Call

Now we’re talking about strong quotes, right? So it’s really about those quotes converting to orders as we go through the next couple of quarters.

We always — things can always slip from one quarter to the next. Generally speaking, our lead times are three to six months. So you can even go into the third quarter and still have opportunity to meet your numbers.

And what’s really encouraging is just, again, because of the fundamentals of the business, our customers are making money, which is good. They’ve opened up the conversations, they’re accepting quotes. Honestly, we’re quoting like crazy right now.

So it’s really a matter of getting those quotes converted to orders. And I don’t think we’ll be at full run rate in the second quarter, frankly, but we do expect to see that — beginning of that activity and then flow into the third quarter from there.

Operator^ And your next question comes from the line of Walter Liptak with Seaport Global.

Walter Liptak^ I wanted to ask about maybe just a follow-on to the last one with the orders. Can you tell us anything about how April went like with AGV? The timing of those orders, do they come in, in April? Are those still — some of that comes in later in the quarter? And then same thing for poultry? Are you starting to see any lift into April?

Matthew Meister^ Sure. We typically don’t give individual guidance on months within the quarter. But what I will tell you is a couple of things.

One, as we went through the first quarter, every subsequent month got better than the prior. So the trend is generally good, and we do have confidence in the second quarter as a whole.

On AGV specifically, the shift from, or I say the miss if you will in Q1 was somewhere between $10 million and $15 million for AGV, actually closer to $15 million. We certainly expect that in the second quarter, and generally speaking, we expect a strong quarter from AGV here in the second quarter.

John Bean Technologies Corporation

Q1 2024 Earnings Conference Call

So again, everything is essentially laying out as expected with the one exception of the AGV slip of that on almost $15 million or so.

Walter Liptak^ Okay. Great. And then just maybe another follow-on. You mentioned that the second quarter orders would be better, but maybe not full. I wonder if you could — if that means that it looks like when I look back at last year, it looked like it’s a tough comp for orders. That wasn’t a good order period. Could you get to, say, $445 million, which would be flat orders in the second quarter? Is that what we should be thinking about?

Matthew Meister^ Well without giving specific numbers, I do certainly expect a better quarter in the second quarter without question. The comp versus last year is tough because if you recall we had those very large pharma orders, so it’s a little bit tough.

I tend to not focus on any one individual quarter. I just look at the trends, and I look, do we have the backlog? Do we have the momentum to continue to support our guidance on revenue, and we feel we do. So I feel good about it, and we’ll see how things turn out. But certainly I do expect the improvement sequentially.

Walter Liptak^ Okay. Yes. I think the data point about quotes is great, and we get that, that’s starting to pick up for poultry. I wonder if I could ask one last one on aftermarket sales. They shifted down a little bit in the quarter from last year. I wonder if you can talk about that, maybe talk about the aftermarket. And is there a growth rate that you could tell us about?

Brian Deck^ Sure. And so we — it was an interesting quarter, for sure. And I would say somewhat reversion to the mean.

So we actually had — if you happen to recall first quarter last year, we had really high aftermarket. It was like 56% of our revenue mix and relatively lower equipment. This quarter, we actually grew equipment by about 10% on the revenue line and declined about 8% on the aftermarket.

John Bean Technologies Corporation

Q1 2024 Earnings Conference Call

But again, last year, if you recall first quarter had a tremendous amount of aftermarket and specifically refurbishments as customers started sweating the assets more than they otherwise would.

So at 52% mix, we’re basically back to the mean. And actually, 52% is quite a strong number for us.

But I do generally expect the growth rates for the rest of the year — actually, I expect equipment to slightly outpace aftermarket for the rest of the year, again, as the recovery and delivery of the backlog.

So — but generally speaking, aftermarket remains probably our best kind of resource, if you will, and stability within our financial statement. So I feel super good about it. And if we hover in this 50% range, we’re really well set.

Operator^ (Operator Instructions) And we have Walter Liptak again on the queue.

Walter Liptak^ So maybe, Matt, one for you. What’s the cadence on the cost savings in the second quarter and for the second half? Is it pretty wholly split? How should we think about that?

Matthew Meister^ Well we will hit the run rate of $18 million in savings by the end of Q2. So I would expect there to be a little bit more that filters into Q3. But for the majority of the savings that we expect to achieve from our restructuring program, that would pretty much play out by the end of Q2.

Walter Liptak^ Okay. All right. Great. And —

Brian Deck^ Yes. And just to give a little bit more color on that.

Sorry, Walt, just to give you a little bit more color on it. Generally speaking, if you look at our margins, I would say, given the restructuring, given the supply chain activity, we expect margins to increase sequentially every quarter in 2024, and every quarter will be better than 2023 from a margin perspective.

John Bean Technologies Corporation

Q1 2024 Earnings Conference Call

Walter Liptak^ Okay. Great. And if I could try one on the Marel synergies. Thanks for all the info on the cost-related synergies. Is there — and I realize you’re not putting any numbers on the sales synergies. But could you provide any idea of like how you will or may provide us with future guidance? Is it going to be as a percentage of revenue growth? Or are you going to be able to put a dollar amount on sales synergies as your plans for synergies come through to fruition?

Brian Deck^ Yes. More likely, we would end up, that we would give you a target dollar amount, but we may convert that to basis points.

We’ll see. We’re working on it pretty intensely as we speak. But just in terms of the synergy potential itself, there’s three or four buckets.

And I would say, certainly the biggest opportunity is really this better value proposition of full-line solutions to the customer and pull-through of equipment that we can leverage one another’s portfolio.

Just to give you a couple of examples, right? JBT is really well known for waterjet portioning, right? Certainly we believe we’re the leaders in the market.

We feel that given Marel’s strength on the primary side and into the secondary side, there could certainly be some pull-through that wouldn’t otherwise exist or the customers would have to figure out a solution on their own.

So from an engineering perspective, from a value perspective, pulling that full-line solution makes it really helpful.

Similarly, on the — kind of opposite on the FP side, the further processing side, Marel is particularly strong in forming where we — we have some exposure in some products, but they’re the leaders, right? So we’re overall very strong on the FP side, but that’s just a hole in our portfolio.

So we would expect to be able to pull through that. So those are just a couple of examples on the product side.

John Bean Technologies Corporation

Q1 2024 Earnings Conference Call

Also I would say on the service side, and this is what we hear from our customers, they really want to see improved service. And you think about the tremendous opportunity of bringing our very large service capabilities, combined with their large service capabilities throughout the globe, right, in every continent, bringing those two organizations together to help our customers with their uptime, with their efficiency, and just helping, overall, making them a better company, we think that’s a tremendous opportunity.

So those two are the largest. We’ll give more color on some of the other buckets as we get into the joint shareholder call here once we do the offer. But we feel very good about opportunities on the commercial side.

Walter Liptak^ Okay. Great. Sounds good. Thank you for providing some color on those buckets.

Operator^ That concludes our Q&A session. I will turn the call over to Mr. Brian Deck for closing remarks.

Brian Deck^ Thank you all for joining us this morning.

As always, Patrick and Marlee will be available if you have any follow-up questions.

Operator^ This concludes today’s conference call. You may now disconnect.

Forward-Looking Statements

This communication contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties that are beyond JBT’s ability to control. These forward-looking statements include, among others, statements relating to our business and our results of operations, a potential transaction with Marel, our strategic plans, our restructuring plans and expected cost savings from those plans, and our liquidity. The factors that could cause our actual results to differ materially from expectations include, but are not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the offer; the expected timing and likelihood of completion of the proposed transaction with Marel, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the offer that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that our stockholders may not approve the issuance of new shares of common stock in the offer; the risk that Marel and/or JBT may not be able to satisfy the conditions to the proposed offer in a timely manner or at all; the risk that the proposed offer and its announcement could have an adverse effect on the ability of JBT and Marel to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Marel and JBT, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; fluctuations in our financial results; unanticipated delays or accelerations in our sales cycles; deterioration of economic conditions, including impacts from supply chain delays and reduced material or component availability; inflationary pressures, including increases in energy, raw material, freight, and labor costs; disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business; changes to trade regulation, quotas, duties or tariffs; fluctuations in currency exchange rates; changes in food consumption patterns; impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products; weather conditions and natural disasters; the impact of climate change and environmental protection initiatives; acts of terrorism or war, including the ongoing conflicts in Ukraine and the Middle East; termination or loss of major customer contracts and risks associated with fixed-price contracts, particularly during periods of high inflation; customer sourcing initiatives; competition and innovation in our industries; difficulty in implementing our pure play food and beverage strategy, including our ability to execute on strategic investments, merger or acquisition opportunities; our ability to develop and introduce new or enhanced products and services and keep pace with technological developments; difficulty in developing, preserving and protecting our intellectual property or defending claims of infringement; catastrophic loss at any of our facilities and business continuity of our information systems; cyber-security risks such as network intrusion or ransomware schemes; loss of key management and other personnel; potential liability arising out of the installation or use of our systems; our ability to comply with U.S. and international laws governing our operations and industries; increases in tax liabilities; work stoppages; fluctuations in interest rates and returns on pension assets; a systemic failure of the banking system in the United States or globally impacting our customers’ financial condition and their demand for our goods and services; availability of and access to financial and other resources; and other factors described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in JBT’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission and in any subsequently filed Quarterly Reports on Form 10-Q. JBT cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements. JBT undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise.

JBT provides non-GAAP financial measures in order to increase transparency in our operating results and trends. These non-GAAP measures eliminate certain costs or benefits from, or change the calculation of, a measure as calculated under U.S. GAAP. By eliminating these items, JBT provides a more meaningful comparison of our ongoing operating results, consistent with how management evaluates performance. Management uses these non-GAAP measures in financial and operational evaluation, planning and forecasting.

John Bean Technologies Corporation

Q1 2024 Earnings Conference Call

These calculations may differ from similarly-titled measures used by other companies. The non-GAAP financial measures disclosed are not intended to be used as a substitute for, nor should they be considered in isolation of, financial measures prepared in accordance with U.S. GAAP.

Important Notices

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this communication is not an offer of securities for sale in the United States, Iceland, the Netherlands, or Denmark.

Note to U.S. Shareholders

It is important that U.S. shareholders understand that the offer and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland and other European jurisdictions, which may be different from those of the United States. The offer will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the Exchange Act and any exemption available to JBT in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act.

Important Additional Information

No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from registration, and applicable European regulations, including the Icelandic Prospectus Act no. 14/2020 and the Icelandic Takeover Act no. 108/2007, as amended. In connection with the offer, JBT is expected to file with the SEC a Registration Statement on Form S-4, which will contain a proxy statement/prospectus in connection with the proposed offer. Additionally, JBT has filed with the FSA for approval a draft prospectus in accordance with Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 for the shares to be issued in connection with the proposed offer and for the listing and admission to trading on Nasdaq Iceland of JBT securities (the prospectus). JBT has also filed a draft offer document with the FSA. SHAREHOLDERS OF JBT AND MAREL ARE URGED TO READ THE FORM S-4, INCLUDING THE PROXY STATEMENT/ PROSPECTUS CONTAINED THEREIN, THE PROSPECTUS, AND THE OFFER DOCUMENT, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC OR THE FSA CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. JBT and Marel shareholders will be able to obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about JBT, without charge, at the SEC’s website, www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx. Following approval by the FSA, you may obtain a free copy of the prospectus on the FSA’s website at www.fme.is and on JBT’s website at www.jbtc.com as well as a free copy of the offer document, which will also be sent in hard copy to all registered shareholders of Marel.

Participants in the Solicitation

JBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of JBT’s common stock in respect of the offer to Marel shareholders. Information about the directors and executive officers of JBT is set forth in the proxy statement for JBT’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2024, and in the other documents filed after the date thereof by JBT with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed offer when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.